

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 20, 2016

VIA E-MAIL

Brandon J. Cage
Assistant Vice President & Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660-6397

  Re: Separate Account A of Pacific Life Insurance Company ("Pacific Life")
    Initial Registration Statement on Form N-4
    File Nos. 333-212627; 811-08946

    Separate Account A of Pacific Life & Annuity Company ("Pacific Life - NY")
    Initial Registration Statement on Form N-4
    <u>File Nos. 333-212626; 811-09203</u>

Dear Mr. Cage:

  The staff has reviewed the above-referenced registration statements, which the Commission received on July 22, 2016. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the Pacific Life registration statement provided to the staff. Comments on the Pacific Life filing also apply to the registration statement for Pacific Life-NY to the extent applicable.

<u>General</u>

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contracts.

4. A comment with regard to disclosure in one place applies in all other places where the same or similar disclosure appears.

Overview

5. In the second paragraph, you state that certain contact features and benefits may vary or not be available in certain states and refer the contract owner to the Contract for state variations. Please disclose all material state variations in the prospectus or in an appendix, rather than referring the contract owner to his/her Contract. Also, in each place in the prospectus where you mention that state variations exist, please cross-reference the relevant section of the prospectus or appendix where such state variations are disclosed. Please also delete the last sentence which incorrectly suggests that the contract rather than the prospectus controls in the event they are inconsistent. Please also revise the "State Considerations" discussion on p. 90 accordingly.

Transferring among Investment Options (p. 8)

6. The disclosure regarding the limitation on transfers in any calendar month is worded differently for the first two groups of investment options. Please make the two statements consistent, or clarify how a transfer involving an investment option (p. 8) differs from a transfer "into or out of" an investment option (p. 9). Please also make this clarification on p. 27.

Fee Tables

7. Please add narrative disclosure here of the base risk charge and administrative fees applicable after annuitization (as discussed on p. 31), as well as a cross reference to the section in the prospectus where such fees are discussed, as required by Item 3, Instr. 2 of Form N-4.

8. In Footnote 8 and elsewhere in the prospectus (*e.g.*, p. 47), you state that only one guaranteed minimum accumulation benefit may be owned. Please revise this disclosure since there is only one such benefit offered in this prospectus.

9. With respect to the third sentence of the narrative following the range of "Total Annual Fund Operating Expenses," please confirm supplementally that all waivers and/or expense reimbursement arrangements referenced in this section extend for a period of at least 12 months from the effective date of each Fund's current registration statement.

Expense Examples (p. 15)

10. The Expense Examples state that they reflect the "Four Year Withdrawal Option for all periods reflected below." However, as stated elsewhere in the prospectus, the charges for this option terminate after four years. Therefore, please explain why the charges for this option are included in Year 5 of the Examples, since it appears to the staff that the

charges for Year 5 would be more expensive without this option. Alternatively, please revise the examples to reflect a charge in Year 5 without this option.

Your Investment Options

11. Please separately identify (*e.g.*, through asterisks) in this section and on the inside cover page the investment options that are available if certain optional riders are elected.

Default Annuity Date and Options (p. 35)

12. Please revise the disclosure in this section to state that the default option is the variable option. *See* Guide 12 to Form N-4.

Stepped up Death Benefit (p. 40)

13. Please revise the disclosure to clarify the distinction you are making in the following two sentences in the sub-section entitled "Purchasing the Rider": "You may purchase this optional Rider at the time your application is completed. You may not purchase this Rider after the Contract Date." Specifically, it is not clear from this disclosure whether "at the time your application is completed" means that the optional Rider may *never* be purchased after completion of the application. If this is the intended meaning, please so state. To the extent your discussions of other riders include this language, please revise such disclosure as well.

Withdrawals (p. 43)

14. In the "Optional Withdrawals" sub-section and elsewhere in the prospectus (*e.g.* "Pre-Authorized Withdrawals" on p. 44 and "General Information" on p. 45), you reserve the right to impose restrictions that you are currently not applying. In each such instance, please describe the prior notice that will be provided before you commence applying such restrictions.

Optional Living Benefit Rider (p. 45)

15. We note that four guaranteed minimum withdrawals benefits are offered with similar terms and conditions. To assist an investor's understanding of the differences among the benefits, please provide a table comparing the benefits. Please also indicate the type of investor for whom each benefit is best suited.

Allowable Investment Options (p. 47)

16. In the second to last sentence of the bolded paragraph, please delete the clause "unless we are required to give less notice," or identify the circumstances in which Pacific Life would be required to give less notice and the notice period that would apply in such case.

Owner-Elected Resets (Non-Automatic) (p. 51)

17. In the second paragraph, second sentence, you state that "Your election of this option may result in a reduction in the Protected Payment Base and Enhanced Income Amount. Generally, the reduction will occur when your Contract Value is less than the Protected Payment Base as of the Contract Anniversary you elected the reset." It is not clear when it would be advantageous for an Owner to make this election. Please supplemetally explain and revise this disclosure as appropriate. Please also revise similar disclosure which appears elsewhere in the prospectus,

Termination (p. 52)

18. Please revise the first bullet to conform to earlier disclosure (bolded disclosure on p. 47) that the termination of the rider will only occur following a failure to correct an improper allocation after notice and opportunity to cure. This comment also applies to similar disclosure with respect to other riders.

Ownership and Beneficiary Changes (p. 64)

19. Please cross-reference where changes that adversely affect the benefits under the riders are discussed.

Pacific Life and the Separate Account (p. 76)

20. *Separate Account A*: Please confirm, supplementally, that charges accumulated in the Separate Account, as discussed in the third paragraph of this sub-section, refer only to charges identified in the prospectus that have been accrued and assessed. Please also confirm in the second paragraph of this subsection that Pacific Life will always maintain in Separate Account A amounts equal to the reserves and other Contract liabilities of the Separate Account (*i.e.*, amounts at least equal to the aggregate Variable Account Value).

Inquiries and Submitting Forms and Requests (p. 87)

21. Please delete the word "normally" in the first sentence of the last paragraph or explain the basis for the carve-out.

The General Account (p. 91)

22. Please delete the statement "we have been advised that the SEC staff has not reviewed disclosure in this Prospectus relating to any fixed option." Please also revise the last sentence to state that disclosure "is" rather than "may be" subject to certain provisions of the federal securities laws regarding accuracy and completeness of statements made in the prospectus.

Part C

23. Please include a power of attorney that specifically authorizes the filing of the current registration statement. At present, the registration statement incorporates by reference a power of attorney that does not cover this specific filing. *See* rule 483(b) under the Securities Act of 1933.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
· the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to amend the registration statements in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statements, they will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statements. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office